Exhibit 99.7
July 22, 2005 Media Interviews on the Financial Performance of Wipro Limited for the
quarter ended June 30, 2005
Reuters
Interviewee: Suresh Senapaty, Executive Vice President & Chief Financial Officer, Wipro Limited
Reuters: In the current situation what exactly happened to the margins?
Suresh Senapaty: Overall business continues to demonstrate healthy growth. Revenues grew 28%. Global IT business recorded revenue growth of 33% in dollar terms. So PBIT if you look at also, from an Indian IT perspective, Indian IT business and product and services, they grew about 25%, and their PBIT grew about 61%. So net-net from a profitability perspective, as we had stated before that, we would loosen the purse for SG&A, and also with respect to foreign exchange impact, and the third big thing was respect to visas where because the visa fees were increased significantly and we had to apply for lot of visas to be able to invest for the future in terms of...
Reuters: This is mainly US?
Suresh Senapaty: Exactly. So combination of these three factors, which is almost about 50 basis points for exchange, 50 basis points for increased sales and marketing expenses, and about 30 basis points for additional expenditure on account of visa. There are the three big things, but there are many other compensating factors in terms of, we got some better price realization through operational improvements.
Reuters: Not price, from the demand side, it is mainly operations.
Suresh Senapaty: Operational improvement. And we had a little bit of lower margin in our BPO part of the operations because we are going through this transformation phase. There have been many other compensating stuff overall, these have been three main reasons why there was a decline in the margins.
Reuters: Yes, but what about, looking ahead what do you think will future be, the Yuan has been re-valued, is that going to affect your outlook and what will you look at in terms of rupee-based profitability on that count on margins?
Suresh Senapaty: You know, if you look at Yuan reevaluation, it is to the extent of 2% that has been announced. Of course they will be setting this up on a daily basis and therefore we don’t know whether it is going to move much bigger scale, but based on the feedback that one is receiving and the comments that one is receiving, it is likely to be floating within a very minimum range, unlikely that it will make any significant impact on the rupee, and therefore we would not expect because of Yuan-rupee movement, in any case dollar-rupee sort of equations will perhaps hold good as has been thought about in the past.
Reuters: Okay, so that means from your profitability or margin perspective, it is not a matter of concern. Are new deals coming at higher prices because the price realization was not about higher prices itself, what is your take?
Suresh Senapaty: No, we have stated in the past, and I think we continue to experience that our blended rates that we get from the new customers are better than our existing pricing, and also the fact that we are growing more of our value-added services, which tend do have better realizations, and therefore the favorable impact on the mix of pricing. The combination of these factors does have positive impacts on pricing, but at this point in time, the only thing that we could say is prices will be more stable.
Reuters: What about salaries, did you have a hike in April that was significant, to what extent?
Suresh Senapaty: Last time, we gave a comp increase in a little staggered way from about September-October-November kind of thing, 2004, and consequently we have not done any review so far, but in the appropriate time we will do the review.

Reuters: So that means in the usual annual April thing did not happen at all?
Suresh Senapaty: For us, April is not usual.
Reuters: Okay, and what about the BPO business because you have said you have added around 2097, in IT services, is there any other head count addition?
Suresh Senapaty: The head count addition in the IT services of about 2000 people has been the highest so far in any quarter that we have seen, and without severely impacting on the utilization, which has been very good. On the BPO side, actually there has been a decline in the number of people by about 2000 there, and that is primarily because of rationalization, part of a quality program that we are running, part of the higher efficiency we are trying to achieve during the training process. So we have posted a modest growth of about 3.6% sequentially despite reduced head count.
Reuters: That is revenue growth.
Suresh Senapaty: Yes.
Reuters: Okay, and then I also wanted to ask you that if the salary is not an issue, it is basically visas that you are looking at and, but price realization hasn’t been, you said, you had better, got a better price realization through operational improvement, but is the growth on account of volume or price?
Suresh Senapaty: If you look at our sequential growth of over 6.4%, it had a volume increase of about 6.1% and about 1.5% in the price realization improvement.
Reuters: Okay. This is for the entire; you are talking only for global IT services
Suresh Senapaty: Global IT services. Yes.
Reuters: How is the demand outlook especially, I mean, there has been some speculation that the departure of Vivek Paul will have some kind of a sales handshake relationship kind of issue, what is your outlook, is there any sales impact that you see in terms of growth or volume?
Suresh Senapaty: No, I think we have stated that in the releases when Vivek Paul exited or put in his papers, when we said that, there is a strong management team which is already ready to take over, and consequently we think this particular new structure that we will have will help grow each of those verticals much better in future, and the very fact that Vivek Paul has sought a different career, it was his personal choice, and consequently it is the organization which builds relationship with the individual customers and not necessarily individuals, from that perspective, we do not think it will have material impact.
Reuters: And looking ahead in terms of, what about acquisitions, is there still more steam left, because we haven’t done any acquisitions as most of the acquisitions are over a year ago?
Suresh Senapaty: No, I think we are continuing to be active. We have a specific team in place for looking after M&A. Currently we are working on varieties of pipelines and they are in areas of enterprise space as well as in the R&D space. So this is an approach we are looking at on a continuous basis. There is no letting go of with respect to that, if at all, we will be more aggressive in this area. And, you know, these are such binary stuff, it happens, it does not happen, it does not happen, but effort that goes in is quite a lot.
Reuters: Okay. Thank you.